Exhibit 11.1

Jaguar Mining Inc.

Code of Conduct and Ethics

Owner: Chief Executive Officer

Version: 2.0

Effective Date: September, 2014

Summary

Approval and revision history		2

Code of Conduct and Ethics		3
1.	Purpose	3
2.	Applicability/scope	3
3.	Policy requirements	3
3.1.	Standards of Conduct	3
3.1.1.	Conflict of Interests	4
3.1.2.	Drugs and Alcohol Consumption	4
3.1.3.	Gifts	4
3.1.4.	Priviledged Information	4
3.1.5.	Company Property and Assets	5
3.1.6.	Use of electronic information systems	5
3.1.7.	Fraud and theft	5
3.1.8.	Harassment	6
3.1.9.	Suppliers	6
3.1.10.	Anticorruption Policy	6
3.1.11.	Environment and Society/Community	7
3.1.12.	Donation	7
3.1.13.	Government	8
3.1.14.	Shareholders	8
3.1.15.	Policies and Procedures	8
3.2.	Compliance and Reporting	8
4.	Roles and responsibilities	9
5.	Exceptions	9
6.	Maintenance and review	9
7.	Definitions	9

Jaguar Mining Inc. – Code of Conduct and Ethics i

Approval and revision history

Approved by
Version	Name / Title	Date
2.0	Ted Reeser / Chairman of Audit Committee	10-03-2014
2.0	George Bee / Chief Executive Officer	09-30-2014
1.1	Office of the Chairman	12-30-2011
1.0	Board of Director	11-07-2006
1.0	Daniel Titcomb / Chief Executive Officer	11-06-2006

Jaguar Mining Inc. – Code of Conduct and Ethics 2

1.  Purpose

Jaguar’s Code of Conduct and Ethics is an expression of the corporate commitment to maintaining the highest ethical standards of performance, defining the company we want to be, the values that govern and guide and ethical conduct we expect of its members.

The purpose of the Jaguar Mining Inc. (“Jaguar”) Code of Conduct and Ethics (“Code”) is to be an instrument that reflects the organizational identity, providing guidelines for employee behavior and conduct expected by the Company.

The policy also promotes and establishes guidelines for:

● Honest and ethical conduct, including the appropriate handling of actual or apparent conflicts of interest between personal and professional relationships;

● Full, fair, accurate, timely and understandable disclosure in reports and documents that Jaguar files with, or submits to any stock exchange on which stock of Jaguar is listed and in other public communications made by Jaguar;

● Compliance with applicable governmental laws, rules and regulations;

● The prompt internal reporting of violations of the Code to appropriate persons of authority within Jaguar; and

● Accountability for adherence to the Code.

2.  Applicability/scope

This policy applies to all directors, officers, employees, contractors, consultants, temporary workers, and other workers including personnel affiliated with related parties. These latter, called "Jaguar Workers"

3.  Policy requirements

All "Jaguar Workers" shall, to the best of their knowledge and ability, adhere to, comply with and advocate the principles set out in this Code governing their professional and ethical conduct in the fulfillment of their responsibilities.

The Code embodies principles to which all "Jaguar Workers" are expected to adhere and advocate.

It is each employee’s obligation to adhere to this policy in the performance of their job. When faced with a situation that requires an evaluation of what is, and what is not, proper business conduct the following criteria are the recommended starting point:

Is the course of conduct legal?

Is the course of conduct in accordance with the guidelines set forth in the Code of Conduct and Ethics and with Jaguar’s policies and procedures?

Would you or the company be compromised or embarrassed if the situation were known by your co-workers, your relatives, or the public?

Does the intended course of conduct have the appearance of impropriety?

If you are unable to answer these questions with certainty, please seek advice from your supervisor or as described under the section entitles “Compliance and Reporting”.

3.1. Standards of Conduct

The principles embodied on the Code should be followed by all "Jaguar Workers".

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3.1.1. Conflict of Interests

Conflicts of interest can arise when personal or financial interest of an individual unduly interferes with the interests of the company, influencing the actions of employees or representatives in exercising their functions and duties.

Employees are prohibited to establish corporate or business relationships, personally or through family (spouse, first or second-degree family member), with business partners, service providers, suppliers and competitors of Jaguar.All employees should act with honesty, integrity and in the best interests of Jaguar, avoiding actual or apparent conflicts between personal and private interests and the interests of Jaguar, including refraining from receiving improper personal benefits as a result of holding a particular position with Jaguar;acting in good faith, responsibly with due care and diligence and without misrepresentation or omission of material facts and strive to maintain impartial judgment in the performance and fulfillment of their duties and responsibilities.

Hiring relatives is allowed if:

-	Relatives are not suborndinate to the same immediate manager:

-	Relatives occupy positions where there is no relationship of subordination between them;

-	Relatives of employees are approved in all stages of the selection process;

-	The participation of a relative in a selection process is submitted to Human Resources analysis and approval.

-	Employees and directors must formally notify the Department of Human Resources the existence of kinship in the Organization, suppliers and customers.

3.1.2. Drugs and Alcohol Consumption

Alcohol consumption during work hours, as well as the exercise of professional function while intoxicated is forbidden. The use and possession of drugs is also prohibited, as to remain in the workplace in an altered state by the use of these substances, which can affect the safety and performance of both the employee and his coworkers.

The employee found making use or under the influence of drugs, including alcohol, will be immediately removed from their functions and can be terminated with cause.

3.1.3. Harassment

The moral and sexual harassment at work is characterized by the exposure of workers to humiliating and embarrassing repetitive and prolonged situations during the workday and related to the exercise of their functions.

✓	Moral harassment occurs when someone is exposed to situations of humiliation during the workday.

✓	Sexual harassment seeks sexual advantage or favor.

This attitude can be clear or subtle; can be spoken or only hinted at; can be explained in writing or gestures; can come in the form of duress, or also in the form of extortion.
Jaguar does not admit harassment, such as sexual, economic, moral or any other nature, or situations that constitute disrespect, intimidation or threat in the relationship between employees, regardless of their hierarchical levelAn ethical behavior among subordinates and peers is expected at Jaguar as well as fair employment practices and a workplace in which all individuals be treated with dignity and respect.

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The employee who finds himself in a situation of discrimination, humiliation or subjected to prejudice, pressure, abuse or disrespect and feel embarrassed to discuss the matter with their supervisor must report it to the Human Resources Department, using the channels available.

3.1.4. Gifts

Gifts are defined as items that have a market value for you or the person to whom the item is offered. Promotional items that have little or no market value, containing the company logo will be considered free gifts, not gifts. Such items include promotional material for use in the office, such as pens, pencils, mouse pads, diaries, calendars and notebooks. Note that if any of these items, although promotional and containing the logo of the company, has market value it will be considered as a gift.

As a standard rule, do not solicit or accept, for personal or other benefit, business or similar opportunities that conflict with Jaguar’s interests (via direct or indirect competition or otherwise) even if in benefit of Jaguar. Employees or family members may never accept bribes, kickbacks, or other types of unusual payments from any organization or individual seeking to do business with, doing business with, or competing with Jaguar. If your receive a gift, you should notify Internal Audit.

3.1.5. Priviledged Information

Confidential Information means any nonpublic information pertaining to company's business. Confidential information includes information disclosed by company to you, and information developed and learned by you during the course of or as a result of your employment contract. Confidential information includes, without limitation, information and documents concerning Jaguar processes; suppliers; customer lists; business strategies; profit margins; goals, objectives and projections; files; salary, staffing and employment information (including information about performance of other executives); "know -how" and etc.

All employees should respect the confidentiality of information acquired or obtained in the course of performance of their responsibilities, never use them for personal advantage, and disclose confidential information of Jaguar or third parties, only when such disclosure is legally required or is otherwise authorized by the Board of Directors and the Chairman of the Audit Committee;

All matters relating to the media, thus comprising requests for information and / or interviews should be sent to the Investor Relation Department, as defined in Jaguar´s Corporate Disclosure Policy.

3.1.6. Company Property and Assets

The result of the work of each employee, enhancements, including those related to intellectual and technical improvements, inventions and similar devices are Jaguar property. The right to use trademark and patent is exclusive to Jaguar. The same rule applies to any material produced by Jaguar, whether correspondence (including email), contracts, reports, presentations, etc.

The use of Jaguar resources for private purposes is prohibited, unless specifically authorized in the labor contract. Jaguar resources are considered as follows: information technology and telecommunications resources, office space and supplies, vehicles, material at sites, company equipment, etc.

Corporate assets should be used in a responsible manner. It’s expected from all Jaguar Workers to refrain from using assets for personal reasons, and protect corporate assets from loss, theft, misuse and waste.

The misuse of assets, if confirmed, may lead to disciplinary measures and the payment of the asset by the employee.

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3.1.7. Use of electronic information systems

The password to access the system is of exclusive personal use, not being granted to third parties, even if a coworker permits it.

Softwares or programs should not be copied or installed on Company computers without prior authorization from the Information Technology Department.

Electronic systems and computer resources are available to employees to support the performance of their function, being prohibited to exchange, download, store or use obscene, pornographic, violent, discriminatory, racist, defamatory files that disregard any individual or entity and are contrary to the policies and interests of Jaguar. Games and chain emails are also not permitted.

Users in general should have no expectation of privacy in the use of these systems and resources. For this reason, Jaguar may, at its discretion, use and monitor any information transmitted or resident in these media. This rule covers written or stored in an electronic information system and any associated media. Also includes information developed technically, gained by associations, acquisition, licensing, and purchase or entrusted to the Company.

3.1.8. Fraud and theft

Fraud is considered as false or fraudulent representation by any means or device with the purpose of obtaining unfair advantage, money or other property. The term can include acts of misrepresentation, concealment, or use of false or forged information or false documents.

Theft means the subtraction of assets or any desctructive act against Jaguar’s estate.

In case of suspected fraud, theft and / or acts against Jaguar’s property, a preliminary investigation will be performed to ascertain the facts. The report will be presented and assessed by the Audit Committee, which will decide on appropriate actions. Jaguar Audit Committee may decide to report (if not mandatory according to local laws) or not the fraud, theft or other unlawful act committed against Jaguar’s property to the competent authorities, depending on the nature of the acts investigated and evidence gathered.

In the event of theft, fraud or other actions against the Jaguar’s equity, the employee involved will be subject to immediate termination of employment with cause.

Employees should not influence, coerce, manipulate or mislead any auditor engaged in the performance of an audit for any reason.

3.1.9. Suppliers

We must always pursue to do business with suppliers who operate under the same standard of ethics adopted by Jaguar and in accordance with applicable laws.

The selection and contracting of suppliers are exclusive competence of the Procurement Department and should be based on transparent, technical, professional and financial criteria, while preserving the interests of Jaguar, according to rules established in this Code.

It is expected of all “Jaguar Workers”, to exercise prudence in incurring and approving business expenses, and work to minimize them to ensure that they are reasonable and serve Jaguar’s business interests.

It is recommended to the Procurement Department the disclosure of this Code to all Jaguar suppliers.

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3.1.10. Anticorruption Policy

A corruption act is not limited to the payment of bribes or cash. Offering "anything of value" to a public official may consist in acts of corruption. In general terms, "anything of value" means something that has value to the person to whom the advantage is offered or given, including:

- Gifts;
- Favors;
- Payments;
- Job offers;
- Travel and entertainment, among others.
Jaguar does not tolerate any act of corruption, such as offering or paying bribes, direct or indirectly, or anything of value to public officials to get an unfair advantage, retain business, divert funds, property or business opportunities; or improperly using company assets. This definition does not exclude other concepts and definitions of corruption provided for in applicable local laws.

The anti-corruption laws of certain countries include some exceptions for "facilitation payments" or "hospitality expenses". Facilitation payments are typically small amounts paid to facilitate an act of office routine whose realization is required by law or involves little or no discretion, as a customs clearance.

Jaguar prohibits such payments, unless there is prior written permission of the company. All persons subject to this Code, including consultants and other representatives of the company, must inform and consult the Legal Department and the Audit Committee to determine if such payment is authorized, even if it appears to be a normal payment or with no major consequences for the company.

In Brazil, “facilitation payments” are generally illegal and may constitute a crime. Similarly, if a country does not prohibit such payments to foreign officials, such payments to a domestic public official are generally illegal and may constitute a crime punishable by imprisonment and fines.All subjected to this Code are expected to take all necessary and possible measures to prevent the violation of this policy and seek appropriate guidance when necessary.

Jaguar does not accept any form of retaliation against individuals who in good faith report a potential violation, related to the Anticorruption Law or other matters provided concerning this Code.

3.1.11. Environment and Society/Community

In communities where it operates, Jaguar seeks to support cultural, sports, educational and environment-related activities as a contribution to the development of these communities.

Protection of health, safety and environmental pollution prevention are essential goals of Jaguar as defined in Jaguar´s Health and Safety policy.

All employees and directors must conduct their activities and duties in accordance with applicable laws and industry standards relating to health and safety in the workplace and the prevention of environmental impacts.

Jaguar employees should assist the company in implementing or maintaining, as the case may be, sound environmental, safety, and occupational health management practices and conducting Jaguar’s business in accordance with recognized market standards.

3.1.12. Donation

All donations and sponsorships granted by Jaguar must be authorized in accordance with the Delegation of Authority matrix, and obide the Company´s Donation Policy. Donations made to charities and sponsorships can never be offered, promised or given by or on behalf of Jaguar if:

- In exchange for an act or omission of the person who receives them;

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- In exchange for personal advantage or benefit of a public official;

- To obtain or secure business for the company, directly or indirectly;

- To obtain undue advantage; and / or

- To induce or reward illegal or improper conduct.

3.1.13. Government

All Jaguar Workers are expected to comply with applicable laws and regulations of domestic and foreign governments, and government agencies having jurisdiction over Jaguar and with applicable regulations of private or selfregulatory authorities having jurisdiction over Jaguar.

3.1.14. Shareholders

All “Jaguar Workers” are expected, when applicable, provide to stock exchanges, Jaguar shareholders, investors, and other relevant segments, complete, fair, accurate, timely and understandable reports and information.

3.1.15. Policies and Procedures

All Jaguar Workers are  expected to comply with Jaguar policies and procedures applicable to their position and employment, as, but not limited to the the Whistleblower Policy, and, to the extent applicable, the other policies and procedures of Jaguar set forth in Jaguar’s Employee Handbook.

In addition to complying with the laws of Canada and Brazil, you must also comply with the laws of countries in which we conduct business. Although Jaguar conducts its business primarily in Brazil and Canada, Jaguar does purchase goods in a variety of countries. In countries where legal requirements and common business practices may be less restrictive than those that are customary in Canada or Brazil, it is Jaguar’s policy to adhere to Canadian and Brazilian standards.

3.2. Compliance and Reporting

If you suspect non-compliance, or have a question about the proper course of action in a particular situation, ask your supervisor or manager for advice.
Please do not feel uncomfortable discussing your concerns with your supervisor or with Jaguar’s managers. If however you do feel such discomfort, or if you are not satisfied with the response you receive to a question regarding this Code of Conduct and Ehtics you are encouraged to contact the whistleblower hotline with the assurance that all such contact will be treated with appropriate confidentiality and shall be consistent with the spirit of this Code of Conduct.

The company expects each “Jaguar Workers” to take all reasonable steps to prevent a violation of the Code, to identify and raise potential issues before they lead to problems, and to seek additional guidance when necessary. Any violations of the Code may result in disciplinary action, up to and including termination, as applicable.

Jaguar will handle all inquiries discretely and make every effort to maintain, within the limits allowed by law, the confidentiality of anyone who requests such treatment when requesting guidance or reporting questionable behavior or other matters of concern under the Code. If an individual prefers to make an inquiry or report confidentially, he or she must provide enough information about the incident or situation to allow Jaguar to investigate properly. If an individual raises an issue or concern and he or she does not believe such issue or concern has been addressed, such individual should raise it with another of the contacts listed above.

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No coercive measure or threat may be taken against any “Jaguar Workers” for asking questions, voicing concerns, or making complaints or suggestions in conformity with the procedures described in this Code, unless the individual acts with willful disregard of the truth.

The Board shall promptly determine, or designate appropriate persons (including, if so determined by the Board, or the Chairman of the Audit Committee) who are able to determine appropriate actions to be taken in the event of violations of the Code by any “Jaguar Workers”. In determining what actions are appropriate in a particular case, the Board (or its designee) shall act consistently and take into account relevant information including the nature and severity of the violation, whether the violation was a single occurrence or a series of repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not “Jaguar Workers” in question had committed other violations in the past.

Any waiver of this Code of Conduct and Ethics may be made only by Jaguar’s Board. Any waiver of the code in a material respect for any director or executive officer of Jaguar must be disclosed in a material change report as may be required under applicable regulations.

If the Board, or the Chairman of the Audit Committee believes that standards for compliance with the Code are not objective, or that the process for determining violations is not fair or that the Code is not conducive to prompt and consistent enforcement, or that the protection for persons reporting questionable behavior pursuant to the Code is inadequate (either under the Code or under Jaguar’s other policies), the Board shall adopt, or the Chairman of the Audit Committee shall recommend to the Board for adoption appropriate changes to the Code or other Jaguar policies.

It is Jaguar’s intention that this Code be consistent with National Policy 58-201, complying with the guidelines set forth in Section 3.8 of such national policy.

4.  Roles and responsibilities

The Chief Executive Officer is the owner of this policy.  The Board members and the Chairman of the Audit Committee are responsible for ensuring that the Code is consistently applied. Employees should report any identified or suspected unauthorized misconduct to Management, Internal Audit or via the Whistleblower hotline.

5.  Exceptions

There are no expected exceptions to this Code. Therefore any exception should be approved by the CEO, the Chairman of the Audit Committee or the Board of Directors.

6.  Maintenance and review

The continued relevance and effectiveness of this Code will be reviewed every two years and revised as needed.

7.  Definitions

(a) Board: refers to the Board of Directors of Jaguar.

(b) Jaguar Workers: refers to all directors, officers, employees, contractors, consultants, temporary worker, and other workers including personnel affiliated with related parties

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